UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-32199

Ship Finance International Limited

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the three months ended March 31, 2013. Also, attached hereto as Exhibit 99.1 is a list of the Company’s significant subsidiaries. In addition, attached hereto as Exhibit 101 is the Interactive Data File relating to the materials in this report on Form 6-K, formatted in eXtensible Business Reporting Language (XBRL).

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-170598), filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 15, 2010.

SHIP FINANCE INTERNATIONAL LIMITED

As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the three months ended March 31, 2013

General

We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, Singapore, the United Kingdom and the Marshall Islands.

We were formed in 2003 as a wholly-owned subsidiary of Frontline Ltd. (“Frontline”), and effective January 2004, we purchased from Frontline a fleet of 47 vessels, comprised of 23 Very Large Crude Carriers (“VLCCs”), including an option to acquire one VLCC, 16 Suezmax tankers and eight oil/bulk/ore carriers (“OBOs”).

Since 2005, we have diversified our asset base from the initial two asset types - crude oil tankers and OBOs - to eight asset types, including crude oil tankers, container vessels, drybulk carriers, car carriers, chemical tankers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.

We are a leading global ship-owning company with one of the largest and most diverse asset bases across the maritime and offshore industries. As of June 17, 2013, we own or operate 61 vessels and drilling units across the tanker, drybulk, car carrier, container and offshore sectors. In the tanker and drybulk sectors, we own and operate 24 double hull crude-oil tankers, 12 drybulk carriers and two chemical tankers. In the container and car carrier sectors, we own and operate nine container vessels, two car carriers and charter-in two container vessels, and in the offshore sector, we own and operate six offshore supply vessels, one jack-up drilling rig and three ultra-deepwater drilling units.

In addition to our operating fleet, we have entered into agreements for the construction of four 8,700 twenty-foot equivalent unit (“TEU”) container vessels that are scheduled to be delivered to us in 2014 and 2015, and four 4,800 TEU container vessels that are scheduled to be delivered to us during 2013 and 2014. Seven year time charters have been secured for the four 4,800 TEU newbuilding container vessels.

As at March 31, 2013, our customers included Frontline, Seadrill Limited (“Seadrill”), United Freight Carriers LLC (“UFC”), North China Shipping Holdings Co. (“NCS”), Sinochem Shipping Co. Ltd, Heung-A Shipping Co. Ltd, the CMA CGM Group (“CMA CGM”), Hyundai Glovis Co. Ltd., Western Bulk, Hamburg Süd Group, PT Apexindo Pratama Duta, MCC Transport, Oman Container Line, Orient Overseas Container Line, XO Shipping, GMT Shipping Line Ltd (“GMT”), Clipper Bulk Shipping Ltd. (“Clipper”) and Deep Sea Supply Plc (“Deep Sea”). Apart from seven container vessels and four drybulk carriers on short-term charters due to expire between June 2013 and April 2014, the vessels in our fleet have charters attached to them which are generally contracted to expire between two and 14 years from now, providing us with significant, stable base cash flows and high asset utilization provided that our counterparties fully perform under the terms of the respective charters. Some of our charters include purchase options exercisable by the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.

Recent and Other Developments

In May 2013, the Company entered into contracts for the construction of four new 8,700 TEU container vessels at Daewoo Shipbuilding & Marine Engineering Co. Ltd. in South Korea for a total contract price of approximately $340 million, which are scheduled to be delivered to us in 2014 and 2015.

In May 2013, our wholly-owned subsidiary, SFL Hercules Ltd. entered into a six year $375 million term loan and revolving credit facility agreement for the refinancing of the ultra deepwater drilling rig West Hercules. The rig is currently owned by our wholly-owned subsidiary SFL Deepwater Ltd., which also owns the ultra deepwater drilling rig West Taurus, and both rigs are financed under a joint term loan facility. The new facility for West Hercules is expected to be drawn in June 2013, concurrently with the transfer of the rig from SFL Deepwater Ltd. to SFL Hercules Ltd.

In May 2013, an employee of the Company exercised options to acquire 10,000 shares in the Company and 10,000 new shares were issued.

In June 2013, Frontline, one of our significant customers, filed with the Commission a prospectus supplement in connection with its equity offering of up to $40.0 million where Frontline stated that based on charter rates achieved so far in the second quarter of 2013, increased dry docking costs in the second quarter of 2013 and the current outlook, Frontline expects its operating results in the second quarter of 2013 to be weaker than in the first quarter of 2013 and Frontline expects its cash position to fall further in the second quarter of 2013. Frontline is of the opinion that the tanker market is massively oversupplied today and that it may take some time before a reasonable market balance is restored and sustained recovery of the tanker market occurs. Frontline believes that such a market balance and sustained recovery of the tanker market will be dependent on the extent of phase out of existing tonnage as well as global growth conditions. In view of these statements, and as stated during our quarterly earnings call on May 30, 2013, if Frontline were unable to meet its commercial obligations to us, we believe we would be able to trade our vessels currently chartered to Frontline in the market at what we believe are low break even rates and we would retain 100% of the chartering revenues.

Operating Results

Net income for the three months ended March 31, 2013 was $32.4 million, compared with $39.0 million for the three months ended March 31, 2012.

	3 months ended	3 months ended
(in thousands of $)	March 31, 2013	March 31, 2012
Total operating revenues	65,087	84,120
Gain on sale of assets and termination of charters	18,025	2,222
Total operating expenses	(39,331)	(38,122)

Net operating income	43,781	48,220
Interest income	7,360	6,270
Interest expense	(23,191)	(24,350)
Other non-operating items, net	(4,084)	(2,629)
Equity in earnings of associated companies	8,512	11,441

Net income	32,378	38,952

Net operating income for the three months ended March 31, 2013 was $43.8 million, compared with $48.2 million for the three months ended March 31, 2012. The change was principally due to no profit sharing revenues from the cash sweep arrangement with subsidiaries of Frontline (the “Frontline Charterers”) described below during the three months ended March 31, 2013, which was partly offset by the contribution from the delivery of four new vessels and gains on the sale of vessels. Net income for the period decreased by $6.6 million compared with the same period in 2012 due to the decrease in net operating income, a reduction in earnings of associated companies and an increase in net other non-operating items, offset by a decrease in net interest expense.

Two container vessels chartered in on long-term bareboat charters since 2011 and three ultra-deepwater drilling units were accounted for under the equity method during 2013 and 2012. The operating revenues of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.

Total operating revenues

	3 months ended	3 months ended
(in thousands of $)	March 31, 2013	March 31, 2012
Direct financing and sales-type lease interest income	15,909	16,713
Finance lease service revenues	13,637	16,562
Profit sharing revenues	—	13,605
Time charter revenues	20,297	13,391
Bareboat charter revenues	15,072	23,594
Other operating income	172	255

Total operating revenues	65,087	84,120

Direct financing and sales-type lease interest income arises on our double hull tankers, our OBOs (the last of which has been sold as at March 31, 2013) and two offshore supply vessels. In general, direct financing and sales-type lease interest income reduces over the terms of our leases, as progressively a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the finance lease.

In the year ended December 31, 2012, we sold and delivered four OBOs which were direct financing lease assets chartered to the Frontline Charterers. In the three months ended March 31, 2013, we sold and delivered our final OBO and a Suezmax which were direct financing lease assets chartered to the Frontline Charterers. The net decrease in lease interest income is due mainly to the sale of OBOs in 2012 and 2013.

The reduction in finance lease service revenue arises mainly from the sales and deliveries of four OBOs in 2012 and the final OBO and one Suezmax in the three months ended March 31, 2013.

There were no profit sharing or cash sweep revenues from the vessels on charter to the Frontline Charterers in the three months ended March 31, 2013, compared to $13.6 million in the same period in 2012, due to low tanker spot rates in the latter part of 2012 and in 2013. The charter agreements, which were amended on December 30, 2011, provides that the Frontline Charterers are obligated to pay the Company 100% of the earnings on a time charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day for each vessel from January 1, 2012 until December 31, 2015 (the “cash sweep”). During the three months ended March 31, 2013 the Company accrued revenues of $nil under the cash sweep agreement compared to $13.6 million accrued in the same period in 2012. The cash sweep for any full year is payable in March of the following year.

Additionally, the amended charter agreements increased the profit sharing percentage from 20% to 25% for earnings above the original base rates from January 1, 2012 onwards. During the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012 no amounts were recognized in the consolidated accounts under the 25% profit share agreement. This was due to Frontline’s prepayment of $50.0 million of profit share in December 2011, following which, $50.0 million of profit share will need to accumulate before the 25% profit share revenues can be recognized in the consolidated accounts. As at March 31, 2013, no portion of the $50.0 million prepaid by Frontline had been utilized.

The increase in time charter revenues for the three months ended March 31, 2013, was mainly due to the delivery of two new drybulk vessels in November 2012 and March 2013 and the acquisition of two car carriers in October and November 2012, all of which are employed on a time charter basis. In addition, the bareboat charters of five 2,800 TEU container vessels were terminated in April 2012 and have since operated on a time charter basis.

Bareboat charter revenues are earned by our vessels and rig which are leased under operating leases on a bareboat basis. In the three months ended March 31, 2012, these consisted of five 2,800 TEU container vessels, two 1,700 TEU container vessels, four offshore supply vessels, two chemical tankers, one jack-up drilling rig and three non-double hull VLCCs . The decrease in bareboat charter revenues in 2013 is due mainly to the termination of the bareboat charters relating to the five 2,800 TEU container vessels in April 2012 and the sale of the three non-double hull vessels in March 2012, November 2012 and January 2013, respectively.

Cash flows arising from finance leases

The following table sets forth our cash flows from our direct financing and sales-type leases with the subsidiaries of Frontline, Deep Sea and NCS, and the applicable accounting treatment:

	3 months ended	3 months ended
(in thousands of $)	March 31, 2013	March 31, 2012
Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	15,909	16,713
Finance lease service revenues	13,637	16,562
Direct financing and sales-type lease repayments	13,731	15,498

Total direct financing and sales-type lease payments received	43,277	48,773

Our vessels chartered to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay Frontline Management, fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, the $6,500 per day is allocated from each time charter payment we receive from the Frontline Charterers to cover our lease executory costs, which are classified as “finance lease service revenue”. If any of the vessels chartered to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter.

Gain on sale of assets and termination of charters

Gains of $18.0 million were recorded in the three months ended March 31, 2013 on the disposal of the non-double hull VLCC Edinburgh ($4.3 million), the Suezmax Front Pride ($0.5 million) and the OBO Front Guider ($13.2 million).

Gains of $2.2 million were recorded in the three months ended March 31, 2012 on the disposal of the non-double hull VLCC Front Duke.

Operating expenses

	3 months ended	3 months ended
(in thousands of $)	March 31, 2013	March 31, 2012
Ship operating expenses	23,331	21,664
Depreciation	14,033	14,261
Administrative expenses	1,967	2,197

Total operating expenses	39,331	38,122

Ship operating expenses consist mainly of payments to Frontline Management of $6,500 per day for each vessel chartered to the Frontline Charterers, in accordance with the vessel management agreements. However, no operating expenses are paid to Frontline Management in respect of any vessel which is chartered on a bareboat basis. Ship operating expenses also include operating expenses for the container vessels, car carriers and drybulk carriers that are operated on a time charter basis and managed by unrelated third parties.

Ship operating expenses increased for the three months ended March 31, 2013, compared with the same period in 2012, which is primarily as a result of the addition of two new drybulk carriers, two car carriers and the termination of the bareboat charters with Horizon Lines in April 2012 relating to five 2,800 TEU container vessels, following which we incur operating expenses on the vessels. The increase was partly offset by the sale of four OBOs in 2012 and our final OBO and one Suezmax in the three months ended March 31, 2013.

Depreciation expenses relate to the vessels on charters accounted for as operating leases. The decrease in depreciation for the three months ended March 31, 2013 compared with the same period in 2012 is primarily due to the disposal of three non-double hull vessels in 2012 and 2013, which was partly offset by the delivery of one new drybulk carrier and the acquisition of two car carriers in the fourth quarter of 2012 and the delivery of one new drybulk carrier in the first quarter of 2013.

The reduction in administrative expenses for the three months ended March 31, 2013, compared with the same period in 2012 is primarily due to reduced salaries, including the fair value cost of stock options awarded to directors and employees.

Interest income

Interest income increased for the three months ended March 31, 2013, compared with the same period in 2012, mainly as a result of investments made during 2012 in available-for-sale securities. In addition, for the three months ended March 31, 2013, interest accrued on the $40 million second lien notes received from Horizon Lines in April 2012 following the early termination of the bareboat charters.

Interest expense

	3 months ended	3 months ended
(in thousands of $)	March 31, 2013	March 31, 2012
Interest on US$ floating rate loans	6,836	11,016
Interest on NOK500 million senior unsecured floating rate bonds due 2014	1,064	1,437
Interest on NOK600 million senior unsecured floating rate bonds due 2017	1,777	—
Interest on 8.5% Senior Notes due 2013	2,963	5,827
Interest on 3.75% senior unsecured convertible bonds due 2016	1,172	1,172
Interest on 3.25% senior unsecured convertible bonds due 2018	1,896	—
Swap interest	4,872	3,471
Other interest	20	6
Amortization of deferred charges	2,591	1,421

Total interest expense	23,191	24,350

At March 31, 2013, the Company, including its consolidated subsidiaries had total debt outstanding of $1.7 billion (March 31, 2012: $1.9 billion) which is comprised of $350.0 million in 3.25% convertible bonds issued in January 2013, $102.6 million

(NOK 600 million) floating rate bonds issued in October 2012 (December 31, 2012: $107.9 million), $nil net outstanding principal amount of 8.5% senior notes (March 31, 2012: $274 million), $74.6 million (NOK437 million) net outstanding principal amount of NOK floating rate bonds due 2014 (March 31, 2012: $77.5 million, NOK441 million), $125.0 million net outstanding principal amount of 3.75% convertible bonds (March 31, 2012: $125 million), and $1.0 billion under floating rate secured long term credit facilities (March 31, 2012: $1.4 billion). The average three-month LIBOR was 0.29% in the three months ended March 31, 2013 and 0.51% in the three months ended March 31, 2012. The overall decrease in interest expense for the three months ended March 31, 2013 compared with the same period in 2012 is mainly due to reduced amounts outstanding under the revolving part of certain of our floating rate loans in the quarter.

The decrease in interest payable on the 8.5% Senior Notes due 2013 is due to the redemption of these in March 2013 and the decrease in interest payable on the NOK floating rate bonds due 2014 is due to the repurchase of notes in 2012. The additional interest payable on the 3.25% convertible bonds due 2018 and NOK floating rate bonds due 2017 is due to their issue date in January 2013 and October 2012, respectively.

At March 31, 2013, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.1 billion of floating rate debt at a weighted average rate excluding margin of 3.17% per annum (December 31, 2012: $1.0 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.35% per annum).

As reported above, three ultra-deepwater drilling units and two chartered-in container vessels were accounted for under the equity method in 2013 and 2012. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” below.

Other non-operating items

In the three months ended March 31, 2013, other non-operating items amounted to a net cost of $4.1 million, compared to a net cost of $2.6 million for the three months ended March 31, 2012. Other non-operating items for the three months ended March 31, 2013 consist mainly of a $2.0 million loss on the mark-to-market valuation of financial instruments, in particular interest rate and currency swap contracts, and a $1.1 million loss on the repurchase of the 8.5% Senior Notes due 2013 which were fully redeemed in March 2013. The remaining balance relates to loan commitment and agency fees of $1.3 million, partly offset by $0.3 million of foreign exchange gains.

Equity in earnings of associated companies

During 2012 and 2013, the Company had certain wholly-owned subsidiaries which are accounted for under the equity method, as discussed in Note 4 of the Consolidated Financial Statements included herein. These investments represent 100% shareholdings in the subsidiaries which own the three ultra-deepwater drilling units and lease two container vessels. Equity in earnings in associated companies decreased from $11.4 million in the three months ended March 31, 2012, to $8.5 million in the three months ended March 31, 2013 mainly due to increased interest expenses and loan commitment fees in connection with the refinancing of the debt in SFL West Polaris Ltd which was drawn down in January 2013.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Most of our tankers are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels, we will also be affected. However, the profit sharing receivable is paid annually and the effects of seasonality will be limited to the timing of our profit sharing and cash sweep revenues.

Liquidity and Capital Resources

At March 31, 2013, we had total cash and cash equivalents of $64.8 million and available for sale securities of $56.5 million. In the three months ended March 31, 2013, we generated cash of $68.0 million from operations and $70.3 million net from investing activities. We used $134.0 million net in financing activities.

Cash flows provided by operating activities increased for the three months ended March 31, 2013 to $68.0 million, compared to $30.3 million for the same period in 2012, mainly due to the receipt of cash sweep of $52.2 million that accrued in 2012.

Net cash provided by investing activities was $70.3 million for the three months ended March 31, 2013, compared to $10.6 million for the same period in 2012, due to a reduction of $26.5 million of installment payments on newbuilding contracts, $14.5 million more cash received from the sale of vessels and related charter terminations, and $20.5 million of additional cash received from associated companies following the refinancing of debt in SFL West Polaris Ltd. This was partly offset by a reduction in repayments from capital leases of $1.8 million resulting from less vessels being accounted for as capital leases.

Net cash outflow from financing activities for the three months ended March 31, 2013 was $134.0 million, compared to $24.3 million in the same period in 2012. The $109.7 million increase in cash outflow from financing activities results from the repayment and prepayment of drawn amounts under bank facilities of $263 million and the repurchase and redemption of bonds totalling $248 million in the three months ended March 31, 2013, compared with $43 million and $1 million respectively for the same period in 2012. This was partly offset by the receipt of $350 million following the issue of our 3.25% convertible bonds in January 2013 and the drawdown of $35 million under revolving facilities.

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.

The following table summarizes our consolidated borrowings at March 31, 2013.

	As of March 31, 2013
(in millions of $)	Outstanding balance	Net amount available to drawdown
Loan facilities secured with mortgages on vessels and rig including newbuildings	1,043.9	261.6
Loan facilities secured against investment in securities	—	19.0
Unsecured borrowings:
NOK500 million senior unsecured floating rate bonds due 2014	74.6	—
3.75% senior unsecured convertible bonds due 2016	125.0	—
NOK600 million senior unsecured floating rate bonds due 2017	102.6	—
3.25% senior unsecured convertible bonds due 2018	350.0	—

	1,696.1	280.6

As of March 31, 2013, there was $234.7 million net available to draw under secured revolving credit facilities. We also had commitments totaling $165.1 million under secured loan facilities relating to our newbuildings, of which $26.9 million was available for drawdown at March 31, 2013. In addition, $19.0 million of a $55.0 million secured securities facility was available for borrowing based on 50% of the market value of the Company’s investment in certain marketable securities as at March 31, 2013.

Security and Collateral

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes all of the vessels and the drilling units that are currently owned by the Company; and (iv) a first priority security interest over all earnings and proceeds from insurance policies with respect to the assets in the relevant asset owning subsidiaries.

SHIP FINANCE INTERNATIONAL LIMITED

INDEX TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Statements of Operations for the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012	Page F-2

Unaudited Condensed Consolidated Statements of Comprehensive Income for the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012	Page F-3

Unaudited Condensed Consolidated Balance Sheets as at March 31, 2013 and December 31, 2012	Page F-4

Unaudited Condensed Consolidated Statements of Cash Flows for the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012	Page F-5

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012	Page F-7

Notes to the Unaudited Condensed Financial Statements	Page F-8

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012

(in thousands of $, except per share amounts)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2013	2012	2012
Operating revenues
Direct financing lease interest income - related parties	14,345	15,053	59,214
Direct financing lease interest income - other	1,564	1,660	6,501
Finance lease service revenues - related parties	13,637	16,562	64,766
Profit sharing revenues - related parties	—	13,605	52,176
Time charter revenues - other	20,297	13,391	60,258
Bareboat charter revenues - related parties	4,542	5,181	20,701
Bareboat charter revenues - other	10,530	18,413	54,212
Other operating income	172	255	1,864

Total operating revenues	65,087	84,120	319,692

Gain on sale of assets and termination of charters	18,025	2,222	47,386
Operating expenses
Ship operating expenses - related parties	14,216	16,876	66,455
Ship operating expenses - other	9,115	4,788	28,459
Depreciation	14,033	14,261	55,602
Administrative expenses - related parties	116	117	471
Administrative expenses - other	1,851	2,080	8,471

Total operating expenses	39,331	38,122	159,458

Net operating income	43,781	48,220	207,620
Non-operating income / (expense)
Interest income - related parties, associated companies	4,894	4,894	19,575
Interest income - other	2,466	1,376	7,599
Interest expense - other	(23,191)	(24,350)	(94,851)
(Loss)/ gain on repurchase of bonds	(1,109)	80	(122)
Long-term investment impairment charge	—	(2,890)	(3,353)
Other financial items, net	(2,975)	181	5,876

Net income before equity in earnings of associated companies	23,866	27,511	142,344
Equity in earnings of associated companies	8,512	11,441	43,492

Net income	32,378	38,952	185,836

Per share information:
Basic earnings per share	$0.38	$0.49	$2.31
Diluted earnings per share	$0.33	$0.48	$2.22

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012

(in thousands of $)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2013	2012	2012
Net income	32,378	38,952	185,836

Fair value adjustments to hedging financial instruments	7,093	5,703	(18,407)
Fair value adjustments to hedging financial instruments in associated companies	2,053	4,973	19,561
Reclassification into net income of previous fair value adjustments to hedging financial instruments	502	13	27
Fair value adjustments to available for sale securities	247	697	896
Other comprehensive (loss)/ income	(38)	34	67

Other comprehensive income, net of tax	9,857	11,420	2,144

Comprehensive income	42,235	50,372	187,980

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

as at March 31, 2013 and December 31, 2012

(in thousands of $, except share data)

	March 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	64,820	60,542
Available for sale securities	56,488	55,661
Trade accounts receivable	9,663	7,997
Due from related parties	1,222	54,203
Other receivables	5,155	3,673
Inventories	3,024	2,951
Prepaid expenses and accrued income	1,477	735
Investment in direct financing and sales-type leases, current portion	55,547	56,870

Total current assets	197,396	242,632

Vessels and equipment	1,266,858	1,259,588
Accumulated depreciation on vessels and equipment	(226,597)	(218,462)

Vessels and equipment, net	1,040,261	1,041,126
Newbuildings	59,211	69,175
Investment in direct financing and sales-type leases, long-term portion	1,058,958	1,086,989
Investment in associated companies	243,456	232,891
Loans to related parties - associated companies, long-term	189,011	221,884
Loans to others, long-term	50,000	50,000
Financial instruments (long term): mark to market valuation	74	3,411
Other long-term investments	1,242	1,241
Deferred charges	49,956	23,740

Total assets	2,889,565	2,973,089

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	130,937	157,689
Trade accounts payable	1,266	1,455
Due to related parties	11,191	9,227
Accrued expenses	11,671	12,576
Other current liabilities	1,535	16,571

Total current liabilities	156,600	197,518

Long-term liabilities
Long-term debt	1,565,154	1,673,511
Financial instruments (long term): mark to market valuation	85,337	85,881
Other long-term liabilities	20,545	21,411

Total liabilities	1,827,636	1,978,321

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($1 par value; 125,000,000 shares authorized; 85,250,000 and 85,225,000 shares issued and outstanding at March 31, 2013 and December 31, 2012, respectively)	85,250	85,225
Additional paid-in capital	165,161	144,258
Contributed surplus	565,370	561,372
Accumulated other comprehensive loss	(71,617)	(79,421)
Accumulated other comprehensive loss - associated companies	(3,123)	(5,176)
Retained earnings	320,888	288,510

Total stockholders’ equity	1,061,929	994,768

Total liabilities and stockholders’ equity	2,889,565	2,973,089

The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012

(in thousands of $)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2013	2012	2012
Operating activities
Net income	32,378	38,952	185,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	14,033	14,261	55,602
Long-term investment impairment charge	—	2,890	3,353
Amortization of deferred charges	2,591	1,421	5,866
Amortization of seller’s credit	(499)	(491)	(1,942)
Equity in earnings of associated companies	(8,512)	(11,441)	(43,492)
Gain on sale of assets and termination of charters	(18,025)	(2,222)	(47,386)
Adjustment of derivatives to market value	1,978	(855)	(7,780)
Loss/ (gain) on repurchase of bonds	1,109	(80)	122
Interest receivable in form of notes	(646)	—	(1,779)
Other	(982)	(249)	(543)
Changes in operating assets and liabilities
Trade accounts receivable	(1,666)	(2,430)	(7,787)
Due from related parties	53,910	(13,599)	(51,623)
Other receivables	(1,481)	(259)	(1,067)
Inventories	(73)	(513)	(97)
Prepaid expenses and accrued income	(742)	(440)	(190)
Trade accounts payable	(189)	(12)	774
Accrued expenses	(1,890)	5,159	3,206
Other current liabilities	(3,294)	196	(4,503)

Net cash provided by operating activities	68,000	30,288	86,570

Investing activities
Repayments from investments in direct financing and sales-type leases	13,731	15,498	58,571
Additions to newbuildings	(17,739)	(44,243)	(90,612)
Purchase of vessels	—	—	(76,936)
Proceeds from sales of vessels and termination of charters	40,366	25,891	100,733
Net amounts received from associated companies	33,959	13,493	56,443
Purchase of available for sale securities	—	—	(13,890)

Net cash provided by investing activities	70,317	10,639	34,309

Financing activities
Shares issued, net of issuance costs	79	—	89,596
Repurchase of bonds	(248,109)	(741)	(28,096)
Proceeds from issuance of short-term and long-term debt	385,000	44,074	259,097

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012

(in thousands of $)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2013	2012	2012
Repayments of short-term and long-term debt	(263,177)	(42,611)	(318,374)
Debt fees paid	(7,832)	(1,241)	(3,989)
Payments in lieu of issuing shares for exercised share options	—	—	(1,477)
Cash dividends paid	—	(23,737)	(152,009)

Net cash used in financing activities	(134,039)	(24,256)	(155,252)

Net change in cash and cash equivalents	4,278	16,671	(34,373)
Cash and cash equivalents at start of the period	60,542	94,915	94,915

Cash and cash equivalents at end of the period	64,820	111,586	60,542

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	22,434	18,863	86,692

The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

for the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012

(in thousands of $, except number of shares)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2013	2012	2012
Number of shares outstanding
At beginning of period	85,225,000	79,125,000	79,125,000
Shares issued	25,000	100,000	6,100,000

At end of period	85,250,000	79,225,000	85,225,000

Share capital
At beginning of period	85,225	79,125	79,125
Shares issued	25	100	6,100
Loan advanced for share subscription	—	(100)	—

At end of period	85,250	79,125	85,225

Additional paid-in capital
At beginning of period	144,258	61,670	61,670
Amortization of stock based compensation	93	156	569
Payments in lieu of issuing shares	—	—	(1,477)
Shares issued	54	585	83,496
Loan advanced for share subscription	—	(585)	—
Issuance of convertible bonds, net of issue costs	20,756	—	—

At end of period	165,161	61,826	144,258

Contributed surplus
At beginning of period	561,372	548,354	548,354
Amortization of deferred equity contributions	3,998	2,679	13,018

At end of period	565,370	551,033	561,372

Accumulated other comprehensive loss
At beginning of period	(79,421)	(62,004)	(62,004)
Loss on hedging financial instruments reclassified into earnings	502	13	27
Fair value adjustments to hedging financial instruments	7,093	5,703	(18,407)
Fair value adjustments to available for sale securities	247	697	896
Other comprehensive income/(loss)	(38)	34	67

At end of period	(71,617)	(55,557)	(79,421)

Accumulated other comprehensive loss - associated companies
At beginning of period	(5,176)	(24,737)	(24,737)
Fair value adjustment to hedging financial instruments	2,053	4,973	19,561

At end of period	(3,123)	(19,764)	(5,176)

Retained earnings
At beginning of period	288,510	254,683	254,683
Net income	32,378	38,952	185,836
Dividends declared	—	(23,737)	(152,009)

At end of period	320,888	269,898	288,510

Total Stockholders’ Equity	1,061,929	886,561	994,768

The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED

Notes to the Unaudited Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying condensed interim unaudited financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2012. The results of operations for the interim period ended March 31, 2013 are not necessarily indicative of the results for the entire year ending December 31, 2013.

Basis of accounting

The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated on consolidation.

Consolidation of variable interest entities

A variable interest entity is defined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 “Consolidation” (“ASC 810”) as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact on its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

ASC 810 requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

Investments in associated companies

Investments in companies over which the Company exercises significant influence but which it does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as “Investment in associated companies” and its share of the investees’ earnings or losses in the consolidated statements of operations as “Equity in earnings of associated companies”.

Use of accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues are generated from time charter hire, bareboat charter hire, direct financing lease interest income, sales-type lease interest income, finance lease service revenues and profit sharing arrangements.

Each charter agreement is evaluated and classified as an operating or a capital lease. Rental receipts from operating leases are recognized in income over the period to which the receipt relates.

Rental payments from capital leases, which are either direct financing leases or sales-type leases, are allocated between lease service revenue, if applicable, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value, at the time of entering the lease agreement, of the services provided which consist of ship management and operating services.

Any contingent elements of rental income, such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized.

Available for sale securities

Available for sale securities held by the Company consist of corporate bonds, which earn interest income. Any premium paid on acquisition is amortized over the life of the bond. Available for sale securities are recorded at fair value, with unrealized gains and losses recorded as a separate component of other comprehensive income.

Vessels and equipment (including operating lease assets)

Vessels and equipment are recorded at historical cost less accumulated depreciation. The cost of these assets less estimated residual value is depreciated on a straight-line basis over the estimated remaining economic useful life of the asset. The estimated economic useful life of our offshore assets, including drilling rigs and drillships, is 30 years and for all other vessels it is 25 years. These are common life expectancies applied in the shipping and offshore industries.

Where an asset is subject to an operating lease that includes fixed price purchase options, the projected net book value of the asset is compared to the option price at the various option dates. If any option price is less than the projected net book value at an option date, the initial depreciation schedule is amended so that the carrying value of the asset is written down on a straight line basis to the option price at the option date. If the option is not exercised, this process is repeated so as to amortize the remaining carrying value, on a straight line basis, to the estimated scrap value or the option price at the next option date, as appropriate.

This accounting policy for fixed assets has the effect that if an option is exercised there will be either a) no gain or loss on the sale of the asset or b) in the event that the option is exercised at a price in excess of the net book value at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners, under the heading “gain on sale of assets and termination of charters”.

Newbuildings

The carrying value of vessels under construction (“newbuildings”) represents the accumulated costs to the balance sheet date which the Company has paid by way of purchase instalments and other capital expenditures together with capitalized loan interest and associated finance costs. No charge for depreciation is made until a newbuilding is put into operation.

Investment in Capital Leases

Leases (charters) of our vessels where we are the lessor are classified as either capital leases or operating leases, based on an assessment of the terms of the lease. For charters classified as capital leases, the minimum lease payments (reduced in the case of time chartered vessels by projected vessel operating costs) plus the estimated residual value of the vessel are recorded as the gross investment in the capital lease.

For capital leases that are direct financing leases, the difference between the gross investment in the lease and the carrying value of the vessel is recorded as unearned lease interest income. The net investment in the lease consists of the gross investment less the unearned income. Over the period of the lease each charter payment received, net of vessel operating costs if applicable, is allocated between “lease interest income” and “repayment of investment in lease” in such a way as to produce a constant percentage rate of return on the balance of the net investment in the direct financing lease. Thus, as the balance of the net investment in each direct financing lease decreases, a lower proportion of each lease payment received is allocated to lease interest income and a greater proportion is allocated to lease repayment. For direct financing leases relating to time chartered vessels, the portion of each time charter payment received that relates to vessel operating costs is classified as “lease service revenue”.

For capital leases that are sales-type leases, the difference between the gross investment in the lease and the present value of its components, that is, the minimum lease payments and the estimated residual value, is recorded as unearned lease interest income. The discount rate used in determining the present values is the interest rate implicit in the lease. The present value of the minimum lease payments, computed using the interest rate implicit in the lease, is recorded as the sales price, from which the carrying value of the vessel at the commencement of the lease is deducted in order to determine the profit or loss on sale. As is the case for direct financing leases, the unearned lease interest income is amortized to income over the period of the lease so as to produce a constant periodic rate of return on the net investment in the lease.

If at any time the Company and its customer agree to change the provisions of a leasing arrangement, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the FASB ASC Topic 840 “Leases” (“ASC 840”) had such changed terms been in effect at lease inception, the revised agreement shall be considered as a new agreement over its term, and the new agreement would be assessed under ASC 840 to determine whether it is to be classified as either a capital lease or an operating lease.

If the provisions of a capital lease (sales-type or direct financing) are changed in a way that does not constitute a new agreement as described above, but changes the amount of the remaining minimum lease payments, the balance of the minimum lease payments receivable and the estimated residual value (if affected) will be adjusted to reflect the change and the net adjustment will be charged or credited to unearned income.

Where a capital lease relates to a charter arrangement containing fixed price purchase options, the projected carrying value of the net investment in the lease is compared to the option price at the various option dates. If any option price is less than the projected net investment in the lease at an option date, the rate of amortization of unearned lease interest income is adjusted to reduce the net investment to the option price at the option date. If the option is not exercised, this process is repeated so as to reduce the net investment in the lease to the un-guaranteed residual value or the option price at the next option date, as appropriate.

This accounting policy for investments in capital leases has the effect that if an option is exercised there will either be a) no gain or loss on the exercise of the option or b) in the event that an option is exercised at a price in excess of the net investment in the lease at the option date, a gain will be reported in the statement of operations at the date of delivery to the new owners.

Other Long-Term Investments

Other long-term investments are measured at fair value using the best available value indicators. The Company currently has two long-term investments.

One long-term investment consists of shares in a container vessel owner/operator which are not publicly traded, and the best estimate available for the valuation of this investment is the cost basis. When using this basis of valuation, the Company carries out regular reviews for possible impairment adjustments. Following such a review, an impairment adjustment was made to the carrying value of this asset in the first quarter of 2012, which is reported in the Consolidated Statements of Operations under “Long-term investment impairment charge”.

The other long-term investment consists of warrants to purchase shares in a U.S. company, which were received in 2012, together with other assets, as part of the consideration for the Company agreeing to terminate certain long-term charter agreements. Although shares in the U.S. company are traded on the over-the-counter market, the warrants are not listed. The Company considers that the best method of establishing the fair value of the warrants is to calculate their value in relation to the current market price of the underlying shares, taking into account the terms, restrictions and other features of the warrants, the fundamental financial and other characteristics of the issuing company, trading characteristics of the issuing company’s shares, and actual sale transactions of comparable securities completed in secondary markets. The Company carries out regular reviews of the value of this investment, and adjusts the carrying value accordingly. If it is considered that the initial value of the warrants may not be recoverable, the Company records an impairment adjustment in the Consolidated Statements of Operations. Other changes in their value, which the Company believes to be temporary, are recorded as a separate component of other comprehensive income. In the second quarter of 2012, the Company concluded that the initial value of the warrants may not be recoverable and recorded an impairment charge, which was reported in the Consolidated Statement of Operations under “Long-term investment impairment charge”.

Deemed Equity Contributions

The Company has accounted for the acquisition of vessels from Frontline Ltd. (“Frontline”) at Frontline’s historical carrying value. The difference between the historical carrying value and the net investment in the lease has been recorded as a deferred deemed equity contribution. This deferred deemed equity contribution is presented as a reduction in the net investment in direct financing leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent direct financing lease. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.

Impairment of long-lived assets

The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell. The Company carried out a review of the carrying value of its vessels, drilling rig and long-term investments at March 31, 2013, and concluded that none of the Company’s asset values were impaired at that date.

The review of the carrying value of long-lived assets as at December 31, 2012 indicated that none of the Company’s asset values were impaired at that date.

Derivatives

Interest rate and currency swaps

The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating interest rates into fixed rates over the life of the transactions without an exchange of underlying principal.

The Company also enters into currency swap transactions from time to time to hedge against the effects of exchange rate fluctuations on loan liabilities. Currency swap transactions involve the exchange of fixed amounts of other currencies for fixed US dollar amounts over the life of the transactions, including an exchange of underlying principal. The Company also enters into a combination of interest and currency swaps (“cross currency interest rate swaps”). The fair values of the interest rate and currency swap contracts, including cross currency interest rate swaps, are recognized as assets or liabilities, and for certain of the Company’s swaps, the changes in fair values are recognized in the consolidated statements of operations. When the interest rate and/or currency swap or combination, qualifies for hedge accounting under FASB ASC Topic 815 “Derivatives and Hedging” (“ASC 815”), and the Company has formally designated the swap as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income. If it becomes probable that the hedged forecasted transaction to which these swaps relate will not occur, the amounts in other comprehensive income will be reclassified into earnings immediately.

Convertible bonds

As required by FASB ASC Topic 470 “Debt with conversion and other options”, the Company accounts for debt instruments with convertible features in accordance with the details and substance of the instruments at the time of their issuance. For convertible debt instruments issued at a substantial premium to equivalent instruments without conversion features, or those that may be settled in cash upon conversion, it is presumed that the premium or cash conversion option represents an equity component. Accordingly, the Company determines the carrying amounts of the liability and equity components of such convertible debt instruments by first determining the carrying amount of the liability component by measuring the fair value of a similar liability that does not have an equity component. The carrying amount of the equity component representing the embedded conversion option is then determined by deducting the fair value of the liability component from the total proceeds from the issue. The resulting equity component is recorded, with a corresponding offset to debt discount which is subsequently amortized to interest cost using the effective interest method over the period the debt is expected to be outstanding as an additional non-cash interest expense. Transaction costs associated with the instrument are allocated pro-rata between the debt and equity components.

For conventional convertible bonds which do not have a cash conversion option or where no substantial premium is received on issuance, it may not be appropriate to split the bond into the liability and equity components.

Drydocking provisions

Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the “expense as incurred” method.

New Accounting Pronouncements

No new accounting pronouncements issued or effective during the interim period ended March 31, 2013 have had or are expected to have a material impact on the consolidated financial statements.

2.	AVAILABLE FOR SALE SECURITIES

Marketable securities held by the Company are debt securities considered to be available-for-sale securities.

(in thousands of $)	March 31, 2013	December 31, 2012
Amortized cost	55,672	55,092
Accumulated net unrealized gain	816	569

Carrying value	56,488	55,661

The Company’s investment in marketable securities consists of investments in secured notes. The net unrealized accumulated gain on available-for-sale securities included in other comprehensive income as at March 31, 2013 was $0.8 million (December 31, 2012: net unrealized accumulated gain of $0.6 million).

3.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

The Company’s vessels chartered to Frontline Shipping Limited (“Frontline Shipping”) and Frontline Shipping II Limited (“Frontline Shipping II”) are on long-term, fixed rate time charters which extend for various periods depending on the age of the vessels, ranging from approximately two to fourteen years. Frontline Shipping and Frontline Shipping II are subsidiaries of Frontline, a related party, and the terms of the charters do not provide them with an option to terminate the charter before the end of its term.

As of March 31, 2013, two of the Company’s offshore supply vessels were chartered on long-term bareboat charters to DESS Cyprus Limited, a wholly-owned subsidiary of Deep Sea Supply Plc. (“Deep Sea”), a related party. The terms of the charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of March 31, 2013, 24 of the Company’s assets were accounted for as direct financing leases, all of which are leased to related parties. In addition, two of the Company’s Suezmax tankers leased to non-related parties, Glorycrown and Everbright, were accounted for as sales-type leases.

The following lists the components of the investments in direct financing and sales-type leases as at March 31, 2013, of which Glorycrown and Everbright accounted for $92.0 million (December 31, 2012: $93.5 million).

(in thousands of $)	March 31, 2013	December 31, 2012
Total minimum lease payments to be received	1,888,338	1,955,514
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(510,241)	(538,890)

Net minimum lease payments receivable	1,378,097	1,416,624
Estimated residual values of leased property (un-guaranteed)	316,119	328,865
Less: unearned income	(417,371)	(435,047)

	1,276,845	1,310,442
Less: deferred deemed equity contribution	(147,456)	(151,454)
Less: unamortized gains	(14,884)	(15,129)

Total investment in direct financing and sales-type leases	1,114,505	1,143,859

Current portion	55,547	56,870
Long-term portion	1,058,958	1,086,989

	1,114,505	1,143,859

4.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At March 31, 2013, March 31, 2012 and December 31, 2012, the Company has the following participation in investments that are recorded using the equity method:

	March 31, 2013	March 31, 2012	December 31, 2012
SFL West Polaris Limited (“SFL West Polaris”)	100.00%	100.00%	100.00%
SFL Deepwater Ltd (“SFL Deepwater”)	100.00%	100.00%	100.00%
Bluelot Shipping Company Limited (“Bluelot”)	100.00%	100.00%	100.00%
SFL Corte Real Limited (“Corte Real”)	100.00%	100.00%	100.00%

Summarized balance sheet information of the Company’s equity method investees is as follows:

	As of March 31, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater
Current assets	208,400	4,540	4,494	51,325	148,041
Non-current assets	1,444,620	—	—	484,409	960,211

Total assets	1,653,020	4,540	4,494	535,734	1,108,252

Current liabilities	839,430	—	—	40,555	798,875
Non-current liabilities	570,134	—	—	420,641	149,493

Total Liabilities	1,409,564	—	—	461,196	948,368

Total stockholders’ equity	243,456	4,540	4,494	74,538	159,884

	As of December 31, 2012
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater
Current assets	206,114	3,998	3,950	52,776	145,390
Non-current assets	1,482,687	—	—	488,297	994,390

Total assets	1,688,801	3,998	3,950	541,073	1,139,780

Current liabilities	868,850	—	—	40,138	828,712
Non-current liabilities	587,060	—	—	427,010	160,050

Total Liabilities	1,455,910	—	—	467,148	988,762

Total stockholders’ equity	232,891	3,998	3,950	73,925	151,018

Summarized statement of operations information of the Company’s equity method investees is as follows:

	3 months ended March 31, 2013
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater
Operating revenues	32,149	4,776	4,772	6,151	16,450
Net operating revenues	23,659	543	543	6,141	16,432
Net income	8,512	543	543	613	6,813

	3 months ended March 31, 2012
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater
Operating revenues	38,493	4,846	4,865	10,779	18,003
Net operating revenues	29,885	556	555	10,777	17,997
Net income	11,441	556	555	2,940	7,390

	Year ended December 31, 2012
(in thousands of $)	TOTAL	Bluelot	Corte Real	SFL West Polaris	SFL Deepwater
Operating revenues	146,263	19,612	19,722	37,421	69,508
Net operating revenues	111,434	2,266	2,265	37,418	69,485
Net income	43,492	2,266	2,264	10,719	28,243

SFL West Polaris is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. (“Seadrill Polaris”), a wholly-owned subsidiary of Seadrill Limited (“Seadrill”) whose performance under the leasing arrangement is fully guaranteed by Seadrill. In July 2008, SFL West Polaris entered into a $700.0 million term loan facility. In December 2012, SFL West Polaris entered into a $420.0 million five year term loan and revolving credit facility, which was used to refinance the existing $700.0 million facility in January 2013. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023. Because the main asset of SFL West Polaris is the subject of a lease which includes both fixed price call options and a fixed price put option, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary. At March 31, 2013, the balance outstanding under this facility was $414.0 million. The Company guaranteed $100.0 million of this debt at March 31, 2013.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. (“Seadrill Deepwater”) and Seadrill Offshore AS (“Seadrill Offshore”), two wholly-owned subsidiaries of Seadrill whose performances under the leasing arrangements are fully guaranteed by Seadrill. In September 2008, SFL Deepwater entered into a $1,400.0 million term loan facility and at March 31, 2013 the balance outstanding under this facility was $792.1 million. The Company guarantees $200.0 million of this debt. The rigs are chartered on a bareboat basis and the terms of the charter provide the charterers with various call options to acquire the rigs at certain dates throughout the charters. In addition, there is an obligation for the charterers to purchase the rigs at fixed prices at the end of the charters, which expire in 2023. Because the two main assets of SFL Deepwater are the subject of leases which include both fixed price call options and fixed price purchase obligations, it has been determined that this subsidiary of Ship Finance is a variable interest entity in which Ship Finance is not the primary beneficiary.

Bluelot and Corte Real are 100% owned subsidiaries of Ship Finance, each incorporated in 2010 for the purpose of leasing in a 13,800 twenty-foot equivalent unit (“TEU”) container vessel on a bareboat charter basis, respectively the CMA CGM Magellan and the CMA CGM Corte Real, and leasing those vessels out on time charter basis to CMA CGM. The vessels are owned by unrelated third party entities, formed specially to acquire them from CMA CGM. The vessels, each of which cost its owner $171 million, were financed by a consortium of lenders through a French tax lease structure, including investment loans from Ship Finance of $25 million per vessel, which earn a fixed rate of interest and are shown under “Loans to others, long-term”, and senior secured loan financings of $60 million per vessel provided by financial institutions. Ship Finance has provided a guarantee for the senior secured loan relating to one of the vessels, which is secured by a first priority mortgage. At the end of their 15 year lease terms, CMA CGM has fixed price options to buy the vessels from Bluelot and Corte Real, who in turn have options to buy the vessels at the same prices from the vessel owners. In addition, CMA CGM has options to acquire each of the vessel-owning entities for $2.6 million on January 1, 2014, 2015, 2016, 2017 or 2018. If an option to acquire a vessel-owning entity is exercised, the provisions and obligations of the corresponding financing and lease agreements will no longer be applied. Because CMA CGM has options to acquire the vessel-owning entities and effectively terminate the agreements, it has been determined that Bluelot and Corte Real are variable interest entities in which Ship Finance is not the primary beneficiary.

5.	LONG-TERM DEBT

(in thousands of $)	March 31, 2013	December 31, 2012
Long-term debt:
8.5% Senior Notes due 2013, net	—	247,766
NOK500 million senior unsecured floating rate bonds due 2014	74,644	78,505
3.75% senior unsecured convertible bonds due 2016	125,000	125,000
NOK600 million senior unsecured floating rate bonds due 2017	102,604	107,910
3.25% senior unsecured convertible bonds due 2018	350,000	—
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2026	1,043,843	1,272,019

	1,696,091	1,831,200
Less: current portion of long-term debt	(130,937)	(157,689)

	1,565,154	1,673,511

The outstanding debt as of March 31, 2013 is repayable as follows:

(in thousands of $)
Year ending December 31
2013 (remaining nine months)	97,576
2014	302,776
2015	133,347
2016	183,002
2017	192,106
Thereafter	787,284

Total debt	1,696,091

The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.30% per annum at March 31, 2013 (December 31, 2012: 4.17%). This rate takes into consideration the effect of related interest rate swaps. At March 31, 2013, the three month US$ London Interbank Offered Rate, or LIBOR, was 0.28% (December 31, 2012: 0.31%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.92% (December 31, 2012: 1.83%).

8.5% Senior Notes due 2013

On December 15, 2003, the Company issued $580 million of 8.5% Senior Notes. Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes were not redeemable prior to December 15, 2008, except in certain circumstances. After this date the Company could redeem notes at redemption prices which reduced from an initial redemption price of 104.25% to a redemption price of 100% from December 15, 2011, onwards.

In 2004, 2005 and 2006, the Company bought back and cancelled notes with an aggregate principal amount of $130.9 million. No notes were bought in 2007 and 2008. In 2009, 2010, 2011 and 2012 the Company purchased notes with principal amounts totaling $148.0 million, $5.0 million, $21.9 million and $26.4 million, respectively, which were held as treasury notes. Gains of $20.6 million and $0.5 million were recorded on the purchases in 2009 and 2011, respectively, and a losses of $13,000 and $122,000 was recorded on the purchases in 2010 and 2012 respectively. During the three month period ended March 31, 2013, the Company redeemed the remaining outstanding notes and recorded losses of $1.1 million on the repurchase of notes during the period. The net amount outstanding at March 31, 2013, was $nil (December 31, 2012: $247.8 million).

NOK500 million senior unsecured bonds due 2014

On October 7, 2010, the Company issued a senior unsecured bond loan totaling NOK500.0 million in the Norwegian credit markets. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on April 7, 2014. The bonds may, in their entirety, be redeemed at the Company’s option from October 7, 2013, until April 6, 2014, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. Subsequent to their issue, the Company purchased bonds with principal amounts totalling NOK40.5 million in 2010, NOK13.0 million in 2011 and NOK10.0 million in 2012, which are being held as treasury bonds. The net amount outstanding at March 31, 2013, was NOK436.5 million, equivalent to $74.6 million (December 31, 2012: NOK436.5 million, equivalent to $78.5 million).

3.75% senior unsecured convertible bonds due 2016

On February 10, 2011, the Company issued a senior unsecured convertible bond loan totaling $125 million. Interest on the bonds is fixed at 3.75% per annum and is payable in cash semi-annually in arrears on February 10 and August 10. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 10, 2016. The conversion price at the time of issue was $27.05 per share, representing a 35% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to $21.73. The Company has the right to call the bonds after March 3, 2014, if the value of the shares underlying each bond exceeds, for a specified period of time, 130% of the principal amount of the bond.

NOK600 million senior unsecured bonds due 2017

On October 19, 2012, the Company issued a senior unsecured bond loan totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on October 19, 2017. The bonds may, in their entirety, be redeemed at the Company’s option from April 19, 2017, upon giving bondholders at least 30 business days notice and paying 100.50% of par value plus accrued interest. At March 31, 2013, the full amount of NOK600 million was outstanding, equivalent to $102.6 million (December 31, 2012: NOK600 million, equivalent to $107.9 million).

3.25% senior unsecured convertible bonds due 2018

On January 30, 2013, the Company issued a senior unsecured convertible bond loan totaling $350.0 million. Interest on the bonds is fixed at 3.25% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares at any time up to 10 banking days prior to February 1, 2018. The conversion price at the time of issue was $21.945 per share, representing a 33% premium to the share price at the time. In conjunction with the bond issue, the Company loaned up to 6,060,606 of its common shares to an affiliate of one of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. The shares that were lent by the Company were borrowed from Hemen Holding Ltd., the largest shareholder of the Company for a one-time loan fee of $1.0 million.

As required by ASC 470-20 “Debt with conversion and other options”, the Company calculated the equity component of the convertible bond as well as the fair value of the share lending arrangement. This component has been recorded within equity and deferred charges to be amortised over the life of the bond. The Company recorded a net amount (after expenses) of $20.8 million and amortisation of $0.7 million for the period ended March 31, 2013.

$210 million secured term loan facility

In April 2006, five wholly-owned subsidiaries of the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The terms of the loan were initially linked to long-term charters of the vessels, and the Company did not provide a corporate guarantee for the facility. In April 2012, those long-term charters were terminated and the terms of the loan agreement were amended. Although the facility continues without recourse to the Company, as part of the amended agreement the Company now guarantees that revenues received by the vessel-owning subsidiaries will achieve certain minimum levels for each vessel. This performance guarantee is, however, limited to a maximum amount of $25 million in aggregate. The facility bears interest at LIBOR plus a margin and has a term of twelve years from the date of drawdown for each vessel. The net amount outstanding at March 31, 2013, was $174.8 million (December 31, 2012: $174.8 million).

$149 million secured term loan facility

In August 2007, five wholly-owned subsidiaries of the Company entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels, which served as the security for this facility. One of the vessels was sold in January 2008 and the loan facility is currently secured by the remaining four vessels. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at March 31, 2013, was $80.3 million (December 31, 2012: $82.4 million).

$77 million secured term loan facility

In January 2008, two wholly-owned subsidiaries of the Company entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at March 31, 2013, was $43.9 million (December 31, 2012: $45.5 million).

$30 million secured revolving credit facility

In February 2008, a wholly-owned subsidiary of the Company entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of a 1,700 TEU container vessel, which also serves as security for this facility. The facility bears interest at LIBOR plus a margin and has a term of seven years. At March 31, 2013, the available amount under the facility was $6.0 million. The net amount outstanding at March 31, 2013 was $nil (December 31, 2012: $7.0 million).

$49 million secured term loan and revolving credit facility

In March 2008, two wholly-owned subsidiaries of the Company entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers, which also serve as the security for this facility. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of ten years. In June 2011, the terms of the facility were amended such that part of the loan was transformed into a revolving credit facility. At March 31, 2013, the available amount under the revolving part of the facility was $2.6 million. The net amount outstanding at March 31, 2013, was $25.4 million (December 31, 2012: $29.3 million).

$58 million secured revolving credit facility

In September 2008, two wholly-owned subsidiaries of the Company entered into a $58 million secured revolving credit facility with a syndicate of banks. The borrowings under this facility are secured by two 1,700 TEU container vessels. The facility bears interest at LIBOR plus a margin and has a term of five years. At March 31, 2013, the available amount under the facility was $18.8 million. The net amount outstanding at March 31, 2013, was $nil (December 31, 2012: $23.0 million).

$43 million secured term loan facility

In February 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at March 31, 2013, was $34.1 million (December 31, 2012: $34.8 million).

$725 million secured term loan and revolving credit facility

In March 2010, the Company entered into a $725 million secured term loan and revolving credit facility with a syndicate of banks that was secured by 26 vessels chartered to Frontline. Seven of these vessels were sold through 2012 and two were sold in 2013, so that at March 31, 2013, the facility was secured by the remaining 17 vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. At March 31, 2013, the available amount under the revolving part of the facility was $208.7 million. The net amount outstanding at March 31, 2013, was $111.7 million (December 31, 2012: $313.0 million).

$43 million secured term loan facility

In March 2010, a wholly-owned subsidiary of the Company entered into a $42.6 million secured term loan facility with a bank, secured against a Suezmax tanker. The facility bears interest at LIBOR plus a margin and has a term of five years. The net amount outstanding at March 31, 2013, was $34.1 million (December 31, 2012: $34.8 million).

$54 million secured term loan facility

In November 2010, two wholly-owned subsidiaries of the Company entered into a $54 million secured term loan facility with a bank, secured by two Supramax drybulk carriers. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of eight years. The net amount outstanding at March 31, 2013, was $44.9 million (December 31, 2012: $45.9 million).

$95 million secured term loan and revolving credit facility

In February 2011, a wholly-owned subsidiary of the Company entered into a $95 million secured term loan and revolving credit facility with a bank, secured by a jack-up drilling rig. The facility bears interest at LIBOR plus a margin and has a term of seven years. At March 31, 2013, the available amount under the revolving part of the facility was fully drawn. The net amount outstanding at March 31, 2013, was $75.0 million (December 31, 2012: $52.5 million).

$75 million secured term loan facility

In March 2011, three wholly-owned subsidiaries of the Company entered into a $75.4 million secured term loan facility with a bank, secured by three newbuilding Supramax drybulk carriers, two of which were delivered in 2011 and one which was delivered in 2012. The Company has provided a limited corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of approximately eight years. The net amount outstanding at March 31, 2013, was $67.0 million (December 31, 2012: $68.4 million).

$171 million secured term loan facility

In May 2011, eight wholly-owned subsidiaries of the Company entered into a $171.0 million secured loan facility with a syndicate of banks. The facility is a Chinese export credit and is supported by China Export & Credit Insurance Corporation, or SINOSURE, who has provided an insurance policy in favour of the banks for part of the outstanding loan. The facility is secured by a newbuilding 1,700 TEU container vessel, which was delivered in 2010, and seven newbuilding Handysize drybulk carriers delivered between 2011 and 2013. The facility bears interest at LIBOR plus a margin and has a term of approximately ten years from delivery of each vessel. At March 31, 2013, approximately $17.7 million of the facility was undrawn, relating to the last vessel which was delivered in March 2013. The net amount outstanding at March 31, 2013, was $137.7 million (December 31, 2012: $140.3 million).

$55 million secured securities financing agreement

In June 2011, the Company entered into a $55 million securities financing agreement with a bank. The facility may be used to fund up to 50% of the acquisition cost of securities we may acquire from time to time. The facility bears interest at US Federal funds rate plus a margin and will be secured against the relevant securities. The facility had not been utilized as at March 31, 2013.

$167 million secured term loan and revolving credit facility

In July 2011, five wholly-owned subsidiaries entered into a $166.8 million secured term loan and revolving credit facility agreement with a syndicate of banks. The proceeds of the facility were used to refinance a $350 million senior and junior secured term loan facility entered into in 2005, which matured in June 2012. The facility bears interest at LIBOR plus a margin, has a term of six years from drawdown, and is secured by five double-hull VLCCs vessels. At March 31, 2013, the available amount under the revolving part of the facility was fully drawn. The net amount outstanding at March 31, 2013, was $126.2 million (December 31, 2012: $130.3 million).

$184 million secured term loan facility

In March 2012, four wholly-owned subsidiaries of the Company entered into a $184 million secured term loan facility with a bank, secured by four newbuilding container vessels, which are expected to be delivered in 2013 and 2014. The facility bears interest at LIBOR plus a margin and has a term of approximately twelve years from delivery of each vessel. The facility is for both pre- and post-delivery financing. At March 31, 2013, undrawn commitment under the facility was $147.2 million, of which $9.2 million was available for drawdown based on instalments paid to the construction yard. The net amount outstanding at March 31, 2013, was $36.8 million (December 31, 2012: $36.8 million), relating to pre-delivery financing of instalments paid to the yard.

$53 million secured term loan facility

In November 2012, two wholly-owned subsidiaries of the Company entered into a $53.2 million secured term loan facility with a bank, secured against two car carriers. The facility bears interest at LIBOR plus a margin and has a term of approximately five years. The net amount outstanding at March 31, 2013 was $52.1 million (December 31, 2012: $53.2 million).

The Company’s loan agreements contain certain financial covenants and require it to provide security to its lenders in the form of pledged assets. In general, the main financial covenants contained in the Company’s loan agreements provide limitations on the amount of its total borrowings and secured debt and include provisions that require it to (i) provide additional security or prepay certain amounts in the event the fair market value of the vessels securing a facility is less than an applicable percentage ranging between 100% to 140% of the principal amount outstanding under such facility; (ii) maintain available cash, including freely available undrawn amounts under credit facilities with maturity exceeding 12 months, on a consolidated basis of not less than $25 million; (iii) maintain positive working capital on a consolidated basis; and (iv) maintain a ratio of total liabilities to adjusted total assets of less than 0.80.

The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans; (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries; (iii) a first priority mortgage over the relevant collateral assets which includes all of the vessels and the drilling units that are currently owned by the Company; and (iv) a first priority security interest over all earnings and proceeds of insurance with respect to the assets in the relevant asset owning subsidiaries. The main covenants for the outstanding bonds include customary provisions limiting certain payments, including the payment of dividends and the incurrence of certain debt.

As of March 31, 2013, the Company was in compliance with all of the covenants in its debt and bond agreements.

6.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds due 2014 and 2017. From a financial perspective, these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, HSH Nordbank AG, ABN AMRO Bank N.V., BNP Paribas, Bank of Scotland plc, NIBC Bank N.V., Scotiabank Europe Plc, DNB Bank ASA, Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Lloyds TSB Bank Plc, Credit Agricole Corporate and Investment Bank, Danske Bank A/S and Swedbank AB (publ). Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans to which the swaps relate.

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	March 31, 2013	December 31, 2012
Designated derivative instruments - Assets:
Interest rate swaps	64	4
Cross currency interest rate swaps	—	3,275
Non-designated derivative instruments - Assets:
Interest rate swaps	—	—
Cross currency interest rate swaps	10	132

	74	3,411

(in thousands of $)	March 31, 2013	December 31, 2012
Designated derivative instruments - Liabilities:
Interest rate swaps	74,988	84,044
Cross currency interest rate swaps	7,354	411
Non-designated derivative instruments - Liabilities:
Interest rate swaps	2,995	1,426
Cross currency interest rate swaps	—	—

	85,337	85,881

Interest rate risk management

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At March 31, 2013, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR or NIBOR, as summarized below. The summary includes all swap transactions, most of which are hedges against specific loans.

(in thousands of $)
Notional Principal as at March 31, 2013	Inception date	Maturity date	Fixed interest rate
$281,053 (reducing to $122,632)	March 2010	March 2015	1.96% - 2.22%
$80,275 (reducing to $69,713)	September 2012	September 2014	4.85%
$38,840 (reducing to $24,794)	March 2008	August 2018	4.05% - 4.15%
$44,887 (reducing to $23,394)	April 2011	December 2018	2.13% - 2.80%
$66,951 (reducing to $34,044)	May 2011	January 2019	0.80% - 2.58%
$100,000 (remaining at $100,000)	August 2011	August 2021	2.50% - 2.93%
$76,136 (equivalent to NOK450 million)	October 2010	April 2014	5.32%*
$174,824 (reducing to $153,804)	April 2012	May 2019	3.67% - 3.77%
$50,600 (terminating at $79,733)	May 2012	August 2022	1.76% - 1.85%
$105,436 (equivalent to NOK600 million)	October 2012	October 2017	5.92% - 6.23%*
$52,092 (reducing to $32,142)	February 2013	October 2017	0.81% - 0.82%
$50,000 (remaining at $50,000)	March 2013	March 2023	1.97%

*

These swaps relate to the NOK500 million and NOK600 million senior unsecured bonds due 2014 and 2017 respectively, and the fixed interest rates paid are exchanged for the NIBOR plus the margin on the bonds. For the remaining swaps the fixed interest rate paid is exchanged for LIBOR, excluding margin on the underlying loans.

As at March 31, 2013, the total notional principal amount subject to such swap agreements was $1,121.1 million (December 31, 2012: $1,033.0 million).

Foreign currency risk management

The Company has entered into currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK500 million senior unsecured bonds due 2014 and the NOK600 million senior unsecured bonds due 2017.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK450 million	$76.1 million	October 2010	April 2014
NOK600 million	$105.4 million	October 2012	October 2017

Apart from the NOK500 million and NOK600 million senior unsecured bonds due 2014 and 2017, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities at March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013	March 31, 2013	December 31, 2012	December 31, 2012
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available for sale securities	56,488	56,488	55,661	55,661
Floating rate NOK bonds due 2014	74,644	74,644	78,505	78,891
Floating rate NOK bonds due 2017	102,644	102,657	107,910	106,902
8.5% Senior Notes due 2013	—	—	247,766	248,542
3.75% unsecured convertible bonds due 2016	125,000	129,775	125,000	118,513
3.25% unsecured convertible bonds due 2018	350,000	359,860	—	—
Derivatives:
Interest rate/ currency swap contracts - long-term receivables	74	74	3,411	3,411
Interest rate/ currency swap contracts - long-term payables	85,337	85,337	85,881	85,881

The above long-term payables relating to interest rate / currency swap contracts at March 31, 2013, include $3.0 million which relates to non-designated swap contracts (December 31, 2012: $1.4 million), with the balance relating to designated hedging instruments. Similarly, the above long-term receivables relating to interest rate / currency swap contracts at March 31, 2013, include $nil (December 31, 2012: $0.1 million), with the balance relating to designated hedges.

In accordance with the accounting policy relating to interest rate and currency swaps (see Note 1 “Derivatives – Interest rate and currency swaps”), where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at March 31, 2013, were measured as follows:

		Fair value measurements using
(in thousands of $)	March 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available for sale securities	56,488	38,063		18,425
Interest rate/ currency swap contracts - long-term receivables	74	74

Total assets	56,562	38,137	—	18,425

Liabilities:

Floating rate NOK bonds due 2014	74,644	74,644

Floating rate NOK bonds due 2017	102,657	102,657

3.75% unsecured convertible bonds due 2016	129,775	129,775

3.25% unsecured convertible bonds due 2018	359,860	359,860

Interest rate swap contracts - long-term payables	85,337	85,337

Total liabilities	752,273	752,273	—	—

FASB ASC Topic 820 “Fair Value Measurement and Disclosures” emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Listed available for sale securities are recorded at fair value, being their market value as at the balance sheet date. The fair value of unlisted available for sale securities, which at March 31, 2013, comprise unlisted corporate bonds, is a Level 3 input and is determined from an analysis of projected cash flows, based on factors including the terms, provisions and other characteristics of the bonds, credit ratings and default risk of the issuing entity, the fundamental financial and other characteristics of that entity, and the current economic environment and trading activity in the debt market.

The estimated fair values for the 8.5% fixed rate Senior Notes, the floating rate NOK bonds due 2014 and 2017, the 3.75% and the 3.25% unsecured convertible bonds due 2016 and 2018 respectively, are all based on their quoted market prices as at the balance sheet date.

The fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at March 31, 2013.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Danske Bank and Nordea. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our consolidated operating revenues. In the three months ended March 31, 2013 Frontline accounted for approximately 42% of our consolidated operating revenues (for the three months ended March 31, 2012: 53%, for the year ended December 31, 2012: 54%). There is thus a concentration of revenue risk with Frontline. The consolidated operating revenues for the three months ended March 31, 2013, does not include the operating revenues of $32.1 million (for the three months ended March 31, 2012: $38.5 million, for the year ended December 31, 2012: $146.3 million) reported by our subsidiaries accounted for using the equity method, none of which were earned from Frontline.

7.	SHARE CAPITAL ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	March 31, 2013	December 31, 2012
125,000,000 common shares of $1.00 par value each	125,000	125,000

Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	March 31, 2013	December 31, 2012
85,250,000 common shares of $1.00 par value each (December 31, 2012: 85,225,000 shares)	85,250	85,225

The Company’s common shares are listed on the New York Stock Exchange.

The Company has accounted for the acquisition of vessels from Frontline at Frontline’s historical carrying value. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, which is presented as a reduction in net investment in direct financing leases in the balance sheet. This accounting treatment arises from the related party nature of both the initial transfer of the vessels and the subsequent leases. The deferred deemed equity contribution is amortized to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the three months ended March 31, 2013, the Company has credited contributed surplus with $4.0 million of such deemed equity contributions (year ended December 31, 2012: $13.0 million).

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the “Option Scheme”). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital.

In January 2013, the Company issued 25,000 new shares in order to satisfy options exercised by an employee. The exercise price of the options was $5.29 per share, resulting in a premium on issue of $0.1 million.

8.	SHARE OPTION PLAN

The Company operates a share option plan which was approved in November 2006 and expires in November 2016. Options are awarded at the discretion of the Board of Directors to directors and key employees. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date vest over a period of one to three years and have a five year term. There is no maximum number of shares authorized for awards of equity share options, and authorized unissued shares of Ship Finance, treasury shares held by the Company or cash may be used to satisfy exercised options.

During the three months ended March 31, 2013, an employee exercised options to acquire 25,000 shares of the Company. Consequently, 25,000 new shares were issued by the Company in order to fulfill the exercised options.

No options were granted in the three months ended March 31, 2013.

As of March 31, 2013 there was $0.2 million in unrecognized compensation costs related to non-vested options granted under the Options Scheme (December 31, 2012: $0.3 million). This cost will be recognized over the remaining vesting periods, which average 8 months.

9.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	3 months ended March 31,		Year ended December 31,
(in thousands of $)	2013	2012	2012
Basic:
Net income available to stockholders	32,378	38,952	185,836
Diluted:
Net income available to stockholders	32,378	38,952	185,836
Interest paid on convertible bonds	3,068	1,172	4,688

	35,446	40,124	190,524

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	3 months ended March 31,		Year ended December 31,
(in thousands)	2013	2012	2012
Basic earnings per share:
Weighted average number of common shares outstanding	85,248	79,127	80,594

Diluted earnings per share:
Weighted average number of common shares outstanding	85,248	79,127	80,594
Effect of dilutive share options	44	45	168
Effect of dilutive convertible debt	21,701	5,106	5,106

	106,993	84,278	85,868

10.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with Frontline and the Frontline Charterers (collectively Frontline Shipping, Frontline Shipping II and Frontline Shipping III Limited), and the following other related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest:

•	Seadrill

•	Golden Ocean Group Limited (“Golden Ocean”)

•	Deep Sea

•	Golar LNG Limited (“Golar”)

The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (Note 3):

(in thousands of $)	March 31, 2013	December 31, 2012
Amounts due from:
Frontline Charterers	—	51,788
Frontline	980	810
Deep Sea	42	1,305
Seadrill	200	300

Total amount due from related parties	1,222	54,203

Loans to related parties - associated companies, long-term
SFL West Polaris	42,641	67,010
SFL Deepwater	146,370	154,874

Total loans to related parties - associated companies, long-term	189,011	221,884

Amounts due to:
Frontline Charterers	1,389	804
Frontline Management	1,088	815
Bluelot	4,346	3,802
Corte Real	4,300	3,756
Other related parties	68	50

Total amount due to related parties	11,191	9,227

SFL West Polaris, SFL Deepwater, Bluelot and Corte Real are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at March 31, 2013 (see Note 4). The amounts due to Bluelot and Corte Real are the balances on the current accounts between those companies and Ship Finance. As described below in “Related party loans”, at March 31, 2013 and December 31, 2012, the long-term loans from Ship Finance to SFL West Polaris and SFL Deepwater are presented net of their respective current accounts.

Related party leasing and service contracts

As at March 31, 2013, 22 (December 31, 2012: 24) of the Company’s vessels which were leased to the Frontline Charterers and two (December 31, 2012: two) of its offshore supply vessels which were leased to a subsidiary of Deep Sea have been recorded as direct financing leases. In addition, at March 31, 2013, four (December 31, 2012: four) offshore supply vessels were leased to subsidiaries of Deep Sea and no (December 31, 2012: one) vessels were leased to the Frontline Charters under operating leases.

At March 31, 2013, the combined balance of net investments in direct financing leases with the Frontline Charterers and Deep Sea was $1,022.5 million (December 31, 2012: $1,217.0 million) of which $49.4 million (December 31, 2012: $50.8 million) represents short-term maturities.

At March 31, 2013, the net book value of assets leased under operating leases to the Frontline Charterers and Deep Sea was $114.4 million (December 31, 2012: $131.5 million).

A summary of leasing revenues earned from the Frontline Charterers and Deep Sea is as follows:

	3 months ended	3 months ended	Year ended
Payments (in millions of $)	March 31, 2013	March 31, 2012	December 31, 2012
Operating lease income	4.5	5.2	20.7
Direct financing lease interest income	14.3	15.1	59.2
Finance lease service revenue	13.6	16.6	64.8
Direct financing lease repayments	12.3	14.1	52.8

On December 30, 2011, amendments were made to the charter agreements with Frontline Shipping and Frontline Shipping II, which at the time related to 28 vessels accounted for as direct financing leases. In terms of the amending agreements, the Company received a compensation payment of $106 million and agreed to a $6,500 per day reduction in the time charter rate of each vessel for the period January 1, 2012, to December 31, 2015. Thereafter, the charter rates revert to the previously agreed daily amounts.

It was agreed that during the period of the temporary reduction in charter rates, Frontline Shipping and Frontline Shipping II will pay the Company 100% of the earnings on a time charter equivalent basis above the temporarily reduced time charter rates, subject to a maximum of $6,500 per day for each vessel from January 1, 2012 until December 31, 2015 (the “cash sweep”). The cash sweep for any full year is payable in March of the following year.

During the three months ended March 31, 2013, the Company accrued revenues of $nil (three months ended March 31, 2012: $13.6 million, year ended December 31, 2012: $52.2 million) under the cash sweep agreement.

Prior to December 31, 2011, Frontline Shipping and Frontline Shipping II paid the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company’s fleet above average threshold charter rates each fiscal year. The amended charter agreements increased the profit sharing percentage from 20% to 25% for earnings above the original base rates from January 1, 2012 onwards. Of the $106 million compensation payment received; $50 million represents a non-refundable advance relating to the 25% profit sharing agreement. During the three months ended March 31, 2013, the Company would have accrued $nil (three months ended March 31, 2012: $1.4 million, year ended December 31, 2012: $nil). However, during the three month periods ended March 31, 2013 and March 31, 2012 and the year ended December 31, 2012, no amounts were recognized in the consolidated accounts under the 25% profit share agreement. This was due to Frontline’s prepayment of $50.0 million of profit share in December 2011, following which, $50.0 million of profit share will need to accumulate before the 25% profit share revenues can be recognized in the consolidated accounts. As at March 31, 2013, no portion of the $50.0 million prepaid by Frontline had been utilized.

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may either pay or receive compensation for the termination of the lease. In January 2013, the non-double hull VLCC Edinburgh was sold and its lease cancelled. In February and March 2013, respectively, the Suezmax Front Pride and the OBO Front Guider were sold and their leases cancelled. A total net termination fee of $5.0 million was received from Frontline in relation to the sale of these vessels.

As at March 31, 2013, the Company was owed a total of $nil (December 31, 2012: $51.8 million) by the Frontline Charterers in respect of leasing contracts and profit sharing agreements.

As at March 31, 2013, the Company was owed $1.0 million (December 31, 2012: $0.8 million) by Frontline in respect of various items.

The vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a fixed management fee of $6,500 per day to Frontline Management (Bermuda) Ltd. (“Frontline Management”), a wholly-owned subsidiary of Frontline. An exception to this arrangement is for any vessel leased to the Frontline Charterers which is sub-chartered on a bareboat basis, for which there is no management fee payable for the duration of the bareboat sub-charter. In the three months ended March 31, 2013, the Company also had seven container vessels, twelve drybulk carriers and two car carriers operating on time charter, for which the supervision of the technical management was sub-contracted to Frontline Management. In the three months ended March 31, 2013, management fees payable to Frontline Management amounted to $14.0 million (three months ended March 31, 2012: $16.8 million; year ended December 31, 2012: $65.9 million).

In the three months ended March 31, 2013, the Company had seven container vessels and twelve drybulk carriers operating on time charter, for which part of the operating management was sub-contracted to Golden Ocean. In the three months ended March 31, 2013, management fees payable to Golden Ocean amounted to approximately $0.2 million (three months ended March 31, 2012: $0.1 million; year ended December 31, 2012: $0.5 million). Management fees are classified as ship operating expenses in the consolidated statements of operations.

We pay a commission of 1% to Frontline Management in respect of all payments received in respect of the 5-year sales-type leases on the Suezmax tankers Glorycrown and Everbright. In the three months ended March 31, 2013, $30,000 was payable to Frontline Management pursuant to this arrangement (three months ended March 31, 2012: $30,000; year ended December 31, 2012: $124,000).

The Company also paid $0.1 million in the three months ended March 31, 2013 (three months ended March 31, 2012: $0.1 million; year ended December 31, 2012: $0.5 million) to Frontline Management for the provision of management and administrative services.

We pay fees to Frontline Management for the management supervision of some of our newbuildings, which in the three months ended March 31, 2013 amounted to $0.7 million (three months ended March 31, 2012: $0.5 million; December 31, 2012: year ended $2.1 million).

The Company paid $0.1 million in the three months ended March 31, 2013 (three months ended March 31, 2012: $0.1 million; year ended December 31, 2012: $0.4 million) to Frontline Management AS for the provision of office facilities in Oslo.

As at March 31, 2013, the Company owes Frontline Management and Frontline Management AS a combined total of $1.1 million (December 31, 2012: $0.8 million) for various items, including newbuilding supervision fees, technical supervision fees and office costs.

The Company paid $40,000 in the three months ended March 31, 2013 (three months ended March 31, 2012: $37,000; year ended December 31, 2012: $195,000) to Golar Management UK Limited, a subsidiary of Golar, for the provision of office facilities in London. At March 31, 2013, the Company owed Golar Management UK Limited $53,000 (December 31, 2012: $50,000).

The Company paid $nil in the three months ended March 31, 2013, (three months ended March 31, 2012: $7,000; year ended December 31, 2012: $15,000) to Seadrill Management (S) Pte Ltd, a subsidiary of Seadrill, for the provision of office facilities in Singapore.

Related party loans – associated companies

In 2010, Ship Finance entered into agreements with SFL West Polaris and SFL Deepwater granting fixed interest loans to them of $145.0 million and $290.0 million, respectively. These loans are repayable in full on July 11, 2023, and October 1, 2023, respectively, or earlier if the companies sell their drilling units. Ship Finance is entitled to take excess cash from these companies, and such amounts are recorded within their current accounts with Ship Finance. The loan agreements specify that the balance on the current accounts will have no interest applied and will be settled by offset against the eventual repayments of the fixed interest loans. In the three months ended March 31, 2013, the Company accrued interest income on these loans of $1.6 million from SFL West Polaris (three months ended March 31, 2012: $1.6 million; year ended December 31, 2012: $6.5 million) and $3.3 million from SFL Deepwater (three months ended March 31, 2012: $3.3 million; year ended December 31, 2012: $13.1 million).

11.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	March 31, 2013
Book value of consolidated assets pledged under ship mortgages	$2,214

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rig and ultra deepwater drilling units through a combination of equity and long-term debt. Providers of such long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at March 31, 2013, the Company ($1.7 billion) and its equity-accounted subsidiaries ($1.2 billion) had a combined outstanding indebtedness of $2.9 billion (December 31, 2012: $3.0 billion) under various credit facilities. All of the Company’s vessels and jack-up rig and the ultra deepwater drilling units of its equity-accounted subsidiaries have been pledged under mortgages in respect of this outstanding indebtedness.

Other Contractual Commitments

The Company has arranged insurance for the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. On certain of the vessels insured, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.

In May 2011, the Company sold its 100% owned subsidiary, Rig Finance II Limited to Seadrill. Following the sale of Rig Finance II Limited, the Company has agreed to continue providing a $20 million guarantee on the entity’s term loan facility until June 2013, or such earlier date as the term loan facility is repaid in full. The guarantee is fully indemnified by Seadrill.

The Company has provided a guarantee for the senior secured loan financing relating to the container vessel chartered-in by SFL Corte Real Limited, which is a wholly-owned subsidiary accounted for using the equity method (see Note 4). At March 31, 2013, the outstanding balance on the loan, which is secured by a first priority mortgage on the vessel, was $52.6 million (December 31, 2012: $52.6 million).

The Company has provided guarantees for the secured term loan facilities relating to SFL West Polaris and SFL Deepwater which are wholly-owned subsidiaries of the Company accounted for using the equity method. The Company’s (100%) share of their assets and liabilities which includes the balances of their loan facilities is presented on its balance sheet on a net basis within ‘Investment in associated companies’. As of March 31, 2013, the guarantees provided to the providers of these entities’ loan facilities were limited to $300 million (December 31, 2012: $270 million) on a combined basis. As of March 31, 2013, the combined outstanding balance of these entities’ loan facilities of $1.2 billion (December 31, 2012: $1.2 billion) was included in the determination of the carrying value of Company’s investment in associated companies.

At March 31, 2013, the Company had contractual commitments under newbuilding contracts totaling $172.5 million (December 31, 2012: $189.6 million).

The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such lawsuits.

12.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company’s consolidated financial statements include nine variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from September 2014 to October 2018. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.

At March 31, 2013, the vessels of two of these entities are accounted for as direct financing leases with a combined carrying value of $80.4 million, unearned lease income of $25.1 million and estimated residual values of $21.7 million. The outstanding loan balances in these two entities total $43.9 million, of which the short-term portion is $6.4 million.

The other seven fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets, with a total net book value at March 31, 2013, of $291.6 million. The outstanding loan balances in these entities total $180.7 million, of which the short-term portion is $20.9 million.

13.	SUBSEQUENT EVENTS

In May 2013, the Company entered into contracts for the construction of four new 8,700 TEU container vessels at Daewoo Shipbuilding & Marine Engineering Co. Ltd. in South Korea for a total contract price of approximately $340 million, which are scheduled to be delivered to us in 2014 and 2015.

In May 2013, our wholly-owned subsidiary, SFL Hercules Ltd. entered into a six year $375 million term loan and revolving credit facility agreement for the refinancing of the ultra deepwater drilling rig West Hercules. The rig is currently owned by our wholly-owned subsidiary SFL Deepwater Ltd., which also owns the ultra deepwater drilling rig West Taurus, and both rigs are financed under a joint term loan facility. The new facility for West Hercules is expected to be drawn in June 2013, concurrently with the transfer of the rig from SFL Deepwater Ltd. to SFL Hercules Ltd.

In May 2013, an employee of the Company exercised options to acquire 10,000 shares in the Company and 10,000 new shares were issued.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in demand for the carriage of drybulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: June 17, 2013

	By:	/s/ Harald Gurvin
	Name:	Harald Gurvin
	Title:	Chief Financial Officer
Ship Finance Management AS
(Principal Financial Officer)